EXHIBIT 3.1
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ZAGG INC

ARTICLE I.
The name of the corporation is ZAGG Inc (the “Corporation”).
ARTICLE II.
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III.
The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV.
The total number of shares of all classes of stock that the Corporation is authorized to issue is One Thousand (1,000) shares of Common Stock with a par value of $0.001 per share.
ARTICLE V.
The Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.
ARTICLE VI.
Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.
ARTICLE VII.
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.
ARTICLE VIII.
To the fullest extent permitted by Delaware statutory or decisional law and any other applicable law, as amended, supplemented or interpreted from time to time, no past, present or future director of the Corporation shall be personally liable to the Corporation or its stockholders for

EXHIBIT 3.1
monetary damages for breach of fiduciary duty as a director. This Article VIII does not affect the availability of equitable remedies for breach of fiduciary duties. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.
ARTICLE IX.
To the fullest extent permitted by Delaware statutory or decisional law and any other applicable law, as amended, supplemented or interpreted from time to time, the Corporation is authorized to provide indemnification of (and advancement of expenses to) past, present and future directors and officers of the Corporation (and may provide indemnification of (and advancement of expenses to) any other persons to which the General Corporation Law of the State of Delaware permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of any person existing at the time of such repeal or modification.
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